Mail Stop 3561

May 30, 2007

Michael Enemaerke, Chief Executive Officer
Cross Atlantic Commodities, Inc.
2800 Glades Circle, Suite 124
Weston, Florida 33327

       Re: **Cross Atlantic Commodities, Inc.**
                Amendment No. 1 to Registration Statement on Form SB-2
                Filed May 11, 2007
                File No. 333-140377
                Form 10-QSB for Fiscal Quarter Ended March 31, 2007
                Filed May 9, 2007
                Form 10-KSB for Fiscal Years Ended December 31, 2006
                Filed April 18, 2007
                File No. 0-51857

Dear Mr. Enemaerke:

       We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>General</u>

1. We note that you submitted a notice of late filing on Form 12b-25 on March 27, 2007 regarding your Annual Report on Form 10-KSB for the year ended December 31, 2006. Also, we note that you filed your Annual Report on Form 10-KSB for the quarter ended December 31, 2006 on April 18, 2007. You must file an annual report on Form 10-KSB no later than the fifteenth calendar day following the prescribed due date of that report after filing a notice of late filing. See Rule 12b-25(b)(2)(ii) of the Securities Exchange Act of 1934. However, it appears that you filed your Form 10-KSB more than fifteen days after its prescribed due date. If true, please tell us why you did not file this document timely.

Please note you are not permitted to use any registration statement form under the Securities Act of 1933 that is predicated on timely filed reports because you filed your Annual Report on Form 10-KSB untimely. Also, please be aware that failure to file all reports required by Section 15(d) of the Exchange Act timely during any previous twelve-month period will negate your eligibility to utilize Form S-3, such as in connection with a secondary offering contemplated by I.B.3 of the General Instructions.

Amendment No. 1 to Registration Statement on Form SB-2

2. We note that you are registering the sale of 5,208,334 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

   If you disagree with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

   - The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

   - Any relationships among the selling shareholders; and

   - Whether or not any of the selling shareholders is in the business of buying and selling securities.

Warrants, page 8

3. You state that warrant holders have contractually agreed to restrict their ability to exercise the warrants and receive shares of your common stock such that the number of shares of your common stock held by them and their affiliates after the exercise does not exceed 4.99% of the issued and outstanding shares of your common stock. Please tell us and disclose in your document whether this restriction can be waived.

Fees and Payments Associated with Transaction, page 11

4. We note your response to comment 2 in our letter dated March 1, 2007. In your table in this subsection, it appears that you have included the aggregate payments to all your selling shareholders, affiliates of your selling shareholders, and any person with whom a selling shareholder has a contractual relationship regarding the transaction. Please separate these sums and disclose the exact amounts you will pay to each selling shareholder, affiliate of your selling shareholders, and any person with whom a selling shareholder has a contractual relationship regarding the transaction. Also, please disclose the affiliation or contractual relationship that any entity you mention has with your selling shareholders. In this regard, please disclose the relationship that The National Investment Resources, LLC has with one or more of your selling stockholders.

    Also, please advise us as to how you arrived at the amounts of interest you disclose in the second and fifth columns of your table; specifically, the total amount of interest in column two ($128,209.16) is only twice what you disclose you will pay in the first year ($68,900.46) even though there is a three year maturity period (December 27, 2009). Further, please describe briefly the "certain circumstances" in which you may redeem the full principal amount of the notes prior to the maturity date, pay liquidated damages, or make interest payments. Finally, in the Net Proceeds to the Company column, you state that you have not included payments described in footnotes 3, 4, and 5 to your table. Please add an additional row to your table showing the amount of net proceeds you would receive if you were required to make all possible payments regarding this offering in the next twelve months or tell us why it is not appropriate for you to do so.

Warrants, page 13

5. We note your response to comment 4 in our letter dated March 1, 2007. In footnote 2 to your table, you state that the warrants contain anti-dilution protection that may result in a reduction to the exercise price in certain circumstances, and in footnote 3 to your table you state that the number of shares underlying the warrants may be adjusted. Here or on page 9, please disclose the "certain circumstances" under which the exercise price of the warrants may be reduced. Also, please add two rows to your table. One row should include the lowest price, or one as close as possible to the lowest price, at which the warrants may be exercised, and the second row should include the mid-point exercise price between the $0.30 price already disclosed in the table and the lowest conceivable exercise price of the warrants based upon the circumstances you note in footnotes 2 and 3.

Combined Total Possible Profit Selling Stockholders Could Realize, page 14

6. We note your response to comment 5 in our letter dated March 1, 2007. Please consider revising your Net Proceeds to the Company amount, and the resulting two percentages arrived at using this amount, to reflect the payments described in footnotes 3, 4, and 5 to your Fees and Payments Associated with Transaction table so that you disclose the smallest amount of net proceeds you could receive if you were required to make all possible payments regarding this offering, with appropriate caveats regarding the Maximum Redemption Premium, considering the call is at your option. In revising your disclosure, please ensure that the amount you use is consistent with the difference arrived at by using the amount disclosed in the Maximum Possible Payments by Company column, otherwise your disclosure is confusing.

7. Also, in footnote 3 to your Combined Total Possible Profit Selling Stockholders Could Realize table, please disclose to which table you are referring when you state that the total amount of net proceeds to the company is calculated "assuming that the Company was not required to make any payments as describe in footnotes 3, 4, and 5."

Repayment, Shorting and Prior Transactions with Selling Stockholders, page 15

8. We note your response to comment 9 in our letter dated March 1, 2007. In this response, and in your disclosure in this subsection, you state that you have not in the past three years engaged in any "securities transaction" with any of the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship. Additionally, please disclose whether any relationships or arrangements have existed in the past three years or are to be performed in the future between you and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction.

Selling Stockholders, page 26

9. We note your response to comment 11 in our letter dated March 1, 2007. If true, please confirm for us, and include in a footnote disclosure, that the shares owned by the selling stockholders before the offering are all the shares that the stockholders have the right to acquire within 60 days.

10. Footnote 1 to the Selling Stockholder table indicates that you have relied upon 40,757,534 shares of stock as outstanding for purposes of arriving at the percentages of common shares owned by each selling stockholder in the table. Please revise to reflect the amount owned by each person individually, as opposed

to the aggregate amount, in calculating the percentages of common shares owned by each selling stockholder. In this regard, we refer you to Rule 13d-3(d)(1)(i), which states that the shares underlying the notes and warrants "shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person."

Signatures, page 67

11. We reissue comment 12 in our letter dated March 1, 2007.

Form 10-QSB for Fiscal Quarter Ended March 31, 2007

12. We note your responses to comments 13 through 17 in our letter dated March 1, 2007. In these responses, you confirmed for us that you would comply with our comments in your future filings. However, in your Form 10-QSB for the period ended March 31, 2007, the first quarterly report you filed after our comment letter, you have failed to comply with our comments. Therefore, please revise and file an amended Form 10-QSB for the period ended March 31, 2007 to comply with comments 13 through 17 in our letter dated March 1, 2007.

Form 10-KSB for Fiscal Year Ended December 31, 2006

13. We note your responses to comments 18 and 19 in our letter dated March 1, 2007. Again, in these responses you confirmed to us that you would comply with our comments in your future filings. However, in your Form 10-KSB for the year ended December 31, 2006, the first annual report you filed after our comment letter, you have failed to comply with our comments. Therefore, please revise and file an amended Form 10-KSB for the year ended December 31, 2006 to comply with comments 18 and 19 in our letter dated March 1, 2007.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact John Fieldsend, Attorney-Advisor, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard I. Anslow, Esq.
        Anslow & Jaclin, LLP
        Via Facsimile